# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Reitar Logtech Holdings Limited, CIK 0001951229
CUSIP: G7486B106
Title of class of securities: Class A ordinary shares, par value US$0.00000005 per share
Address of issuer's principal executive offices: Unit 801, 8th Floor, Tower 2,, The Quayside, 77 Hoi Bun Road,, Kwun Tong,, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002051350

## Reporting persons
- Star Capital Asset Management Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 22,200,000; shared voting power 0; sole dispositive power 22,200,000; shared dispositive power 0; aggregate amount beneficially owned 22,200,000 (35.73% of the class)
- Kin Chung CHAN: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 22,200,000; shared voting power 0; sole dispositive power 22,200,000; shared dispositive power 0; aggregate amount beneficially owned 22,200,000 (35.73% of the class)

## Item 1. Issuer
Name of issuer: Reitar Logtech Holdings Limited
Address of issuer's principal executive offices: c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong

## Item 2. Person Filing
Name of person filing: Star Capital Asset Management Limited Kin Chung CHAN
Address of principal business office or, if none, residence: The address of Star Capital Asset Management Limited is Corporate Registrations Limited, Sea Meadow House, Blackburne Highway (P.O. Box 116), Road Town, Tortola, British Virgin Islands. The address of Kin Chung CHAN is c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong
Citizenship: Star Capital Asset Management Limited, a British Virgin Islands company 100% owned by Kin Chung CHAN Kin Chung CHAN, a citizen of the Hong Kong Special Administrative Region, the People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 22200000, representing 14,800,000 Class A ordinary shares and 7,400,000 Class B ordinary shares held by Star Capital Asset Management Limited, a BVI company wholly owned by Kin Chung CHAN.
Percent of class:
For Star Capital Asset Management Limited, the calculation of 35.73% (on an as-converted basis) is based on (i) the numerator of 22,200,000, being the sum of 14,800,000 Class A ordinary shares and 7,400,000 Class B ordinary shares held by Star Capital Asset Management Limited, and (ii) the denominator of 62,125,000, being the sum of 42,125,000, being the number of the Issuer's Class A ordinary shares issued and outstanding as of August 22, 2024 and 20,000,000, being the number of the Issuer's total Class B ordinary shares issued and outstanding as of August 22, 2024, as reported in the Issuer's prospectus filed under Rule 424(b)(4) (the "Prospectus") with the Securities and Exchange Commission ("Commission") on August 23, 2024.

For Kin Chung CHAN, the calculation of 35.73% (on an as-converted basis) is based on (i) the numerator of 22,200,000, being the sum of 14,800,000 Class A ordinary shares and 7,400,000 Class B ordinary shares held by Star Capital Asset Management Limited, which is 100% owned by Kin Chung CHAN, and (ii) the denominator of 62,125,000, being the sum of 42,125,000, being the number of the Issuer's Class A ordinary shares issued and outstanding as of August 22, 2024 and 20,000,000, being the number of the Issuer's total Class B ordinary shares issued and outstanding as of August 22, 2024, as reported in the Prospectus and filed with the Commission on August 23, 2024.

The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote. Each Class B ordinary share is entitled to fifteen votes, and is convertible into one Class A ordinary share at any time at the option of the holder thereof.
Sole power to vote or to direct the vote: See response to Row 5 on each cover page.
Shared power to vote or to direct the vote: See response to Row 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to Row 7 on each cover page.
Shared power to dispose or to direct the disposition: See response to Row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement dated January 10, 2025, by and among the Reporting Persons

## Signatures
- Star Capital Asset Management Limited: /s/ Kin Chung CHAN, Kin Chung CHAN/Director (01/10/2025)
- Kin Chung CHAN: /s/ Kin Chung CHAN, Kin Chung CHAN (01/10/2025)